UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION,            *      CERTIFICATE
ENTERGY ENTEPRISES, INC., et al.*   PURSUANT TO RULE 24
                                *
File No. 70-9123                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


     Pursuant  to  Rule  24  promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act  of  1935,  as amended (Act),  as  modified  by  the application-declaration, as amended, in the above referenced file and  the related orders dated June 22, 1999 (June 1999 Order) and

August 21, 2000 (the August 2000 Order), this is to certify  that the  following transactions were carried out during the three (3)

months   ended  September  30,  2001  (the  quarter)  by  Entergy

Corporation's   Non-utility   Companies1   (Non-Reg   Companies),

pursuant to the authorization of the SEC.  Capitalized terms used in  this Certificate, unless otherwise defined, have the meanings set forth in the June 1999 Order and/or the August 2000 Order.


Authorized Transactions

     Pursuant to the June 1999 Order or the August 2000 Order, as

applicable, (a) the Non-Reg Companies are authorized  to  conduct

development   activities  with  respect  to  various   investment

opportunities for Entergy Corporation (Entergy), (b) the  Non-Reg

Companies  are authorized to provide various consulting  services to  other  Non-Reg Companies and to non-associates, including  to market  to  non-associates  the Entergy  System's  expertise  and capabilities  in  energy-related areas, and  to  market  to  non-

associates intellectual property developed or acquired by  System companies,  (c) the Non-Reg Companies are authorized  to  provide

various  management,  administrative  and  support  services   to

associate   companies,  excluding  certain  associate   companies

(Excepted  Companies2), (d) Entergy is authorized to  create  O&M

Subs  to  provide various operations and maintenance services  to non-associate  or associate companies, (e) Entergy is  authorized to  create one or more New Subsidiaries, (f) Entergy and the Non-

Reg Companies are authorized to make Non-utility Loans to certain

Non-Reg  Companies, (g) the Non-Reg Companies are  authorized  to issue  Other Securities of any type to Entergy, to other  Non-Reg

Companies  or  to  third parties, (h) the Non-Reg  Companies  are authorized  to pay dividends to their immediate parent  companies from  capital accounts or other unearned surplus, and (i) Entergy and the Non-Reg Companies are authorized to provide guarantees or other  forms of credit support (Guarantees) to or for the benefit of  Non-Reg Companies through December 31, 2005, in an  aggregate principal  amount  not  to  exceed $2 billion  at  any  one  time outstanding  (excluding  any  Guarantees  previously  issued  and outstanding under the June 1999 Order.)

     During  the  quarter,  Entergy  and  the  Non-Reg  Companies participated in the following authorized transactions:



I.  Administrative, Consulting, Management, and Other Services to

   Associate Companies

     During  the  quarter, Entergy Enterprises Inc. (Enterprises)

provided certain management and support services, at cost, to its

associate   companies,  Entergy  Power,   Inc.   (EPI),   Entergy

Technology  Holding  Company (ETHC), Entergy  Technology  Company

(ETC),  Entergy Holdings, Inc., Entergy Business Solutions,  LLC,

Entergy Thermal LLC, Entergy Global Investments, Inc., Entergy UK

Enterprises  Ltd.,  Entergy Operations  Services,  Inc.,  Entergy

Procurement  Exchange  Corporation, Entergy Solutions  Management

Services  LLC,  Entergy  Power  Development  Corporation  (EPDC),

Entergy  International Ltd. LLC, Entergy Pakistan, Ltd.,  Entergy

Power  Asia  Ltd.,  EP Edegel, Inc., EWO Holdings  Inc.,  Entergy

Power  Operations  Corp.,  Entergy Power  International  Holdings

Corp.,  Entergy Nuclear, Inc. (ENI), Entergy Nuclear  Operations,

Inc.,  Entergy  Nuclear  Indian  Point  3  LLC,  Entergy  Nuclear

FitzPatrick,  LLC,  Entergy  Nuclear  Indian  Point  2  LLC,  TLG

Services, Inc., Entergy MHK Retail, LLC, Entergy Solutions  Ltd.,

Entergy  Solutions  Supply, Ltd., Entergy  Power  RS  Corp.,  EWO

Marketing  Holding,  LLC, EWO Marketing, LP,  Entergy  Power  E&C

Holdings,   LLC,  Warren  Power,  LLC,  and  Entergy  Power   Gas

Operations  Corp.  Enterprises' billings to  all  such  associate companies  included  direct costs incurred plus,  to  the  extent

applicable,   an  indirect  loading  based  upon  current   month

administrative charges.

     Enterprises  billed,  at cost, EPI ($385,536)  for  services related  to  the  marketing of EPI capacity and energy  to  third parties  at  wholesale, preparation of contracts  and  regulatory filings,  oversight of plant operations and maintenance by  plant operators, and procurement of transmission services. In regard to

ETHC ($326,191), ETC ($645,306), Entergy Holdings, Inc. ($7,320),

Entergy  Thermal LLC ($256,337), Entergy Business Solutions,  LLC

($16,172),  EPDC  ($4,291,659), Entergy  International  Ltd.  LLC

($2,977,336), Entergy Global Investments, Inc. ($50,566), Entergy

MHK   Retail,   LLC  ($154,781),  Entergy  UK  Enterprises   Ltd.

($31,326),  Entergy Operations Services, Inc. ($86,366),  Entergy

Procurement  Exchange Corporation, ($10,694),  Entergy  Solutions

Management  Services,  LLC  ($349,671),  Entergy  Pakistan   Ltd.

($32,234),  Entergy Power Asia Ltd., ($798,360), EP Edegel,  Inc.

($377,265), EWO Holdings Inc. ($10,822), Entergy Power Operations

Corporation  ($669,190),  Entergy  Power  International  Holdings

Corp.  ($219,721),  Entergy Solutions Ltd  ($1,245,824),  Entergy

Solutions  Supply,  Ltd.  ($550,244),  Entergy  Power  RS   Corp.

($1,028,033), EWO Marketing Holding LLC (923,456), EWO Marketing,

LP ($921,239), Entergy Power E&C Holdings, LLC ($922,350), Warren

Power,  LLC  ($1,375,811),  Entergy Power  Gas  Operations  Corp.

($335,511),  Entergy  Nuclear Indian Point  3  LLC  ($1,947,370),

Entergy  Nuclear  FitzPatrick  LLC ($1,776,991),  Entergy  Indian

Point  2  LLC  ($62,317),  TLG  Services,  Inc.  ($50,622),   ENI

($2,229,343),  and  Entergy Nuclear Operations,  Inc.  ($44,750),

these  services  were  primarily related to management  oversight and/or  project  development.  In regard  to  ENGC  ($2,053,444),

Enterprises provided services related to the marketing of  energy to third parties at wholesale and management oversight.

     Also,   during  the  quarter  ENI  engaged  in   development

activities  on  behalf of Entergy Nuclear Indian  Point  2  (IP2)

which were billed to IP2 at cost in the amount of $18,649,975.

     During the quarter, Entergy Operations Services, Inc. (EOSI)

provided  management  support to services  EntergyShaw,  LLC,  at cost, in the amount of $50,785.

     During   the   quarter,  Entergy  Holdings,  Inc.   provided

management/administrative  and  consulting  services  to  Entergy

Business  Solutions LLC and to Entergy Thermal LLC.  The  amounts billed,  at  cost, to Entergy Business Solutions LLC and  Entergy

Thermal  LLC  during  this  quarter  were  $30,672  and  $48,234,

respectively.

     During  the quarter, Entergy Solutions Management  Services,

LLC provided management/administrative and consulting services to

Entergy Solutions Ltd. and to Entergy Solutions Select, Ltd.  The

amounts  billed, at cost, during this quarter were  $669,242  and

$1,042,099, respectively.

     During  the quarter, Entergy Solutions Supply, Ltd. provided management/administrative  and  consulting  services  to  Entergy

Solutions Ltd and to Entergy Solutions Select, Ltd.  The  amounts

billed,   at   cost,  during  this  quarter  were  $378,461   and

$1,395,570, respectively.



II.  Consulting Services Provided to Non-Associate Companies

       Enterprises,   under   contract   with   a   hydroelectric

partnership,   continues  to  provide  an  array   of   technical

services/support and maintenance for a hydroelectric transmission line.  Certain Entergy Services, Inc. personnel are providing the

services.   Enterprises is paid a fixed annual  fee  plus  market

based  rates for performing maintenance on the transmission  line owned  by  the partnership.  The partnership was charged  $14,376 for services rendered during the second quarter.

     During  the  quarter,  no  other  consulting  services  were provided by Non-Reg Companies to non-associate companies.



III. Non-utility  Loans Made by Entergy to Non-Reg Companies,  or

     Between Non-Reg Companies

      During  the  quarter,  no  Non-utility  Loans  subject   to

reporting  in  this Certificate were made by Entergy  to  Non-Reg

Companies or between Non-Reg Companies.



IV.  Other Securities Issuances by Non-Reg Companies

     During the quarter, no Other Securities issuances subject to reporting in this Certificate were made by Non-Reg Companies.



V.   Formation  and  Capitalization of New Subsidiaries  and  O&M

     Subs

     During  the quarter, Entergy formed the following  companies as  New  Subsidiaries  in accordance with the  June  1999  Order:

Entergy   Nuclear  Finance  Holding,  Inc.  and  Entergy  Nuclear

Finance,  Inc.  were  formed to finance the  acquisition  of  the

Indian  Point  2 plant, as well as potentially other  non-utility nuclear generating facilities.

     During the quarter, certain of the foregoing companies  were capitalized as follows: Entergy Nuclear Finance Holding, Inc. was capitalized  with $52,000,000 and Entergy Nuclear  Finance,  Inc.

was capitalized with $535,050,000, in each case to fund Entergy's acquisition of the Indian Point 2 plant.

     In  addition, during the quarter, EN Services I Corporation,

formerly  Entergy  Power  Operations  Fairfield  Corporation,  EN

Services   II  Corporation,  formerly  Entergy  Power  Operations

Freestone Corporation, Entergy Power Ventures I Corp. I,  Entergy

Power  Ventures Corp. II, and Entergy Power Ventures  LP  claimed status  as  a  New  Subsidiary. Also, EN  Services  LP,  formerly

Entergy  Power Freestone O&M LP, claimed status as  an  O&M  Sub.

Each of these companies was previously minimally capitalized.

     During  the quarter, no other amounts were expended to  form and initially capitalize any New Subsidiaries or O&M Subs.



VI.  Nature and Extent of O&M Services Provided

     During  the quarter, ENI provided decommissioning management services  to a large non-associate nuclear operating  utility  in the  Northeast  and  other  services to  non-associate  companies related  to  the  operation, maintenance, and decommissioning  of nuclear  generation facilities.  The total amount billed for  all such  services was $355,722, consisting of certain incentive fees and  reimbursable  expenses. Also, ENI provided  license  renewal management  services to non-associate nuclear utility  customers.

The  total  amounts billed for all such services  were  $290,000,

consisting  of market-based fees and reimbursable expenses.   ENI

also  provided license renewal management services  to  ENGC,  at cost, in the amount of $265,629.

     During  the quarter, Entergy Nuclear Operations, Inc. (ENOI)

billed,   at   cost,  ENI  ($2,003,833),  TLG  ($790,231),   ENGC

($1,195,380),  IP3  ($23,916,776),  JAF  ($22,737,332)  and   IP2

($3,887,663) for O&M Services, including professional advice, and technical support primarily related to the operation, maintenance or decommissioning of nuclear facilities.

     In addition, during the quarter, EOSI provided power project

related  operation  and  management  services  to  several   non-

associate  customers,  including professional  advice,  technical

expertise   and   maintenance  services.   Specifically,   EOSI's

services   to   non-associate   customers   included   performing

preventive  maintenance on substations; providing O&M  consulting services; providing project management for the installation of  a

steam   turbine;  and  providing  engineering,  procurement   and

construction services on transmission and substation  facilities.

The total amounts billed for all such services during the quarter were $1,973,965consisting, in each case, of market-based fees and reimbursable expenses, at cost.

     During  the  quarter,  EOSI also provided  construction  and engineering support to Warren Power LLC, a peaker project  and  a

wholly-owned  indirect  subsidiary  of  Entergy,  at  cost,   for

$136,058.

     Entergy  represents that no Excepted Company has  subsidized the  operations of any Non-Reg Company and that the rendering  of

O&M  Services  by O&M Subs is in compliance with  the  applicable rules,  regulations and orders of the SEC and has  not  adversely affected  the  services provided by any Excepted Company  to  its customers.



VII. Payment of Dividends By Certain Non-Reg Companies

     During  the  quarter, no dividends subject to  reporting  in this Certificate were paid by Non-Reg Companies.



VIII.       Reorganizations

     The  Entergy Non-Reg Companies' organizational structure  as of September 30, 2001 is included in Exhibit 1.

   No  reorganizations of Entergy's ownership interests  in  Non-

Reg  Companies  subject  to reporting in  this  Certificate  were effected during the quarter.


IX.  Outstanding Guarantees Issued by Entergy or by Non-utility

   Companies

   As  of the end of the quarter, the total outstanding amount of

Guarantees issued pursuant to the August 2000 Order by Entergy or by  Non-utility Companies (to the extent reportable herein) to or for  the  benefit  of  Non-utility  Companies  was  $262,482,850,

excluding Guarantees previously issued and outstanding under  the

June 1999 Order in the amount of $40,561,991.



X.   Financial Statements

     Entergy  Corporation's unaudited Balance  Sheet  and  Income

Statement  for the quarter ended September 30, 2001 are  included in Exhibit 2.



        IN  WITNESS  WHEREOF, the undersigned company has  caused

     this certificate to be executed on this 29th day of November

     2001.



     ENTERGY CORPORATION



     /s/ Nathan E. Langston

     Nathan E. Langston
     Senior Vice President and Chief Accounting Officer
_______________________________
1 Non-utility Companies  are defined in the August 2000 Order as
  "exempt wholesale generators" ("EWGs"), "foreign utility companies" ("FUCOs"), "exempt telecommunications companies" ("ETCs"), "O&M Subs", "Authorized Subsidiary Companies", "New Subsidiaries" and "Energy-related Companies".
2 The Excepted Companies are Entergy's retail operating companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.